UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empire Asset Management Company,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, 12th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adeptus Partners, LLC 212-758-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

244 West 54th Street	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Zeoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Asset Management Company,LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN M. BANJANY
Notary Public, State of New York
Registration #01BA6299082
Qualified In New York County
Commission Expires March 17, 2022

Signature

Chief Executive Officer
Title

Lauren Banjany
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Empire Asset Management Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Empire Asset Management Company, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Empire Asset Management Company, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Empire Asset Management Company, LLC's management. Our responsibility is to express an opinion on Empire Asset Management Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Empire Asset Management Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Empire Asset Management Company, LLC's auditor since 2020.

Adeptus Partners LLC

New York, New York
February 24, 2021

Offices:
Maryland
New York City
Long Island
New Jersey

PUBLIC FILING

EMPIRE ASSET MANAGEMENT COMPANY LLC

FINANCIAL STATEMENT

AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020

EMPIRE ASSET MANAGEMENT COMPANY LLC
FINANCIAL STATEMENT
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2020

TABLE OF CONTENTS

.

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Cash and cash equivalents	$ 754,755
Investment – marketable securities at FMV	634,250
Receivables from and deposits with broker – dealers and clearing organizations	762,190
Advisory fees receivable	691,914
Other receivables	6,535
Prepaid expenses	76,169
Total current assets	2,925,813
Furniture, fixtures and equipment (net of accumulated depreciation)	111,259
Other assets:	
Pension asset	444,576
ROU lease	1,701,787
Security deposits	55,866
Total other assets	2,202,229
Total assets	$5,239,301
LIABILITIES AND MEMBERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 162,495
PPP Loan	120,560
Lease liability	271,742
Pension payable	321,002
Commissions payable	799,859
Total current liabilities	1,675,658
Long term liabilities :	
Long term lease liabilty	1,513,312
Total liabilities	3,188,970
Members' equity	2,050,331
Total liabilities and members' equity	$ 5,239,301

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 1 – BUSINESS DESCRIPTION

Empire Asset Management Company LLC ("The Company", we, us) was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a members' of the Financial Industry Regulatory Authority (FINRA). Services provided to clients by the Company include securities brokerage and investment banking. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of this financial statement, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members' for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

METHOD OF ACCOUNTING

The financial statement have been prepared on the accrual basis of accounting.

FURNITURE FIXTURES AND EQUIPMENT

Additions to property, plant and equipment are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

We evaluate property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal. As of December 21, 2020, the company had $504,842 in excess of the FDIC limit.

SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 24, 2021, which is the date the financial statements were available to be issued.

NOTE 3 – RECEIVABLES FROM AND DEPOSITS WITH BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2020 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and the clearing broker requires that the Company maintain a deposit of $150,000 with the clearing broker which is included in "receivables from and deposits with broker-dealers and clearing organizations" in the accompanying statement of financial condition at December 31, 2020.

NOTE 5 – INVESTMENTS

The Company's Investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2020, investments consist of the following:

	2020
Debt securities	$634,250

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

EMPIRE ASSET MANAGEMENT COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

NOTE 5 – INVESTMENTS (continued)

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to assess.
Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2020, the Company's investments are classified as follows based on fair values:

Category	2020 Fair Value
Level 1	-
Level 2	$ 634,250
Level 3	-
	$ 634,250

NOTE 6 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	330,184
Office equipment	119,947
Leasehold improvements	80,829
Total:	530,960
Less: Accumulated depreciation	419,701
Net furniture, fixtures and equipment	$111,259

Depreciation expense for the year ended December 31, 2020 was: $ 39,862

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 9 - LEASES

We are party contracts where we lease property from others. As a lessee, we primarily lease office space. Operating lease right of use assets and lease liabilities as of December 31, 2020 were $1,701,787 and $1,785,054, respectively, and were included on our statement of financial condition. The weighted average term of these leases was 7.92 years and the weighted average discount rate used to measure lease liabilities was 4.75%. The total operating lease expenses for the year ended December 31, 2020 was $378,932 which included $24,578 of variable cost expensed as incurred.

Future minimum lease payments, as of December 31, 2020, are as follows:

Date	Amount
2021	$338,470
2022	$374,520
2023	$374,520
2024	$374,520
2025	$374,520
Thereafter	$343,310
Total undiscounted future lease payments	$2,179,860
Less: Imputed interest	-$394,806
Total reported lease liability	$1,785,054

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse effect on the Company's financial statements.

NOTE 11 - BROKER–DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

NOTE 12 – PENSION PLAN

Cash Balance Defined benefit plan - The Company has a qualified defined benefit pension plan for all qualified employees. Benefits under this plan are based on years of service and compensation.

NOTE 12 – PENSION PLAN - continued

The following table sets forth the changes in benefit obligation, change in plan assets and the unfunded status of the plan as of December 31, 2020 (the measurement dates):

	Retirement Plan
Changes in benefit obligation	
Benefit obligation at January 1	$ 520,860
Service cost	166,507
Interest cost	23,439
Actuarial (gain)/loss	(33,975)
Benefit and fee payments	(0)
Benefit obligation at December 31	$ 676,831
Change in plan assets	
Fair value of plan assets at January 1	$ 410,597
Actual return on plan assets	146,810
Employer contributions	288,000
Benefit and fee payments	(0)
Fair value of plan assets at December 31	$845,407
Accrued benefit cost recognized in the Statements of financial position	$168,756

The accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the retirement plan are as follows:

	December 31, 2020
Projected benefit obligation	$ 676,831
Accumulated benefit obligation	$ 676,831
Fair value of plan assets	$ 845,407

Funding policy – The Company's funding policy is to contribute annually an amount that meets or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA), using assumptions different from those used for financial reporting.

Assumptions used in developing the plans' unfunded status at December 31, 2020:

	Retirement Plan
Discount rate	4.50%
Rate of compensation increase	0%

NOTE 12 – PENSION PLAN - continued

Description of Investment Policies and Strategies

The overall objective of the retirement plan is to produce an asset allocation that will generate 5.75% total return annually to meet expense and income needs to provide for sufficient annual asset growth.

Plan Assets Category	Total	Active Markets Level (1)	Observable Inputs Level (2)	Unobservable Inputs Level (3)
Money market accounts	$ 28,761	$ 28,761	-	-
Common stock	576,885	576,885	-	-
Exchange traded funds	101,470	101,470	-	-
Mutual funds	138,291	-	138,291	-
	$845,407	$707,116	$138,291	$ 0

Funds for the retirement plan are invested in equity and debt securities and are rebalanced when needed to remain at the target levels set above.

Performance is reviewed monthly based on performance results and benchmarks are compiled and reviewed by the Company.

Cash Flows

The Company expects to pay the following retirement benefit payments, which reflect expected future service, as appropriate:

	Retirement Plan
2021	$ 0
2022	0
2024	0
2025	0
2026	0
2027-2030	0

The following table provides the components of the net periodic benefit cost for the plan for the years ended December 31, 2020:

Service cost	$ 166,507
Interest cost on projected benefit obligation	23,439
Expected return on plan assets	(31,774)
Amortization of (gain)/loss	0
Net periodic pension cost (income)	$158,172

NOTE 12 – PENSION PLAN - continued

Prior service costs are amortized over eight years for the retirement plan.

Assumptions used in developing the net periodic benefit cost at December 31, 2020 were:

Discount rate	4.50%
Rate of compensation increase	0.00%
Expected long-term rate of return on plan assets	5.75%

Basis Used to Determine the Expected Long-Term Rate on Assets

The 5.75% asset return assumption was chosen to reflect anticipated long term investment return.

NOTE 13 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2015.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2020 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2020.

NOTE 14– OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss.

NOTE 15 – RELATED PARTY TRANSACTIONS

Through commonality of ownership, the company has two related parties it may conduct business with Empire Financial Management LLC is a registered investment advisor who pays the company advisory revenue for work performed by some of the brokers of the company. Empire Insurance Agency Group LLC is an insurance broker who pays the company commissions on insurance policies sold by the Company's brokers; this revenue totaled approximately $27,000 for the year ended December 31, 2020.

NOTE 16 – Note Payable

On April 10, 2020, the Company was granted a loan from JP Morgan Chase Bank in the amount of $120,560, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"), which was enacted March 27, 2020. The loan bears interest at a rate of 1% per annum and matures on May 22, 2022. Funds from the loan may only be used for payroll cost, cost used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before July 15, 2020. The Company intends to use the entire loan amount on qualifying expenses.